UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Staff Leasing, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                    Shares of Common Stock, ($.01 par value)
                    ----------------------------------------
                         (Title of Class of Securities)

                                   0008523811
                                 (CUSIP Number)



                                                     with copies to:
Gary Binning                                         John M. Reiss, Esq.
Paribas                                              White & Case LLP
787 Seventh Avenue                                   1155 Avenue of the Americas
New York, NY 10019                                   New York, NY 10036
(212) 841-2141                                       (212) 819-8247

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 2, 1999
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  ------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 0008523811
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas      I.R.S. Identification No.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  / / (a)
                                                                  /X/ (b)

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  / /

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0*
WITH
                                    --------------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0*
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
--------------------------------------------------------------------------------

* Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America, Inc. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  North America, Inc.      I.R.S. Identification No. 13-1929559
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  / / (a)
                                                                  /X/ (b)

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  / /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              425,000*
WITH
                                    --------------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            425,000*

                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         425,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Co
--------------------------------------------------------------------------------

* Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal, Inc. through its ownership of Paribas Principal, Inc. Such shares of Staff Leasing, Inc. are not included above so as to avoid double counting.

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas  Principal Incorporated    I.R.S. Identification No. 13-3529118
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  / / (a)
                                                                  /X/ (b)

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC, OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  / /
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON               2,321,891
WITH
                                    --------------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            2,321,891

                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,321,891
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.2
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         Co
--------------------------------------------------------------------------------

          Paribas, Paribas North America, Inc. ("PNA") and Paribas Principal, Incorporated ("PPI" and collectively with Paribas and PNA, the "Reporting Persons") hereby amend the report on Schedule 13D, dated March 19, 1999 (the
"Schedule 13D"), filed by PNA, PPI and Paribas in respect of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Staff Leasing, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule 13D is hereby amended by adding at the end thereof the following:

          "In connection with the proposed transactions, Leasing Acquisition, Inc., an affiliate of PPI, has received from Merrill Lynch Capital Corporation ("MLCC") a commitment letter (the "Commitment Letter") (attached hereto as Exhibit 5), for up to $100 million of senior secured bank debt. MLCC's commitment is subject to customary conditions including no disruption or material adverse change in or affecting the domestic or international loan syndication or financial, banking or capital markets conditions generally, MLCC's completion of its due diligence and MLCC's satisfaction, in its sole discretion, therewith and there not having occurred or become known any material adverse change in the business, assets, operations, properties, financial condition or liabilities (contingent or otherwise). Pursuant to a separate letter of the same date (the "Highly Confident Letter") (attached hereto as Exhibit 6) Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") expressed that it is highly confident that it can sell or place $150 million of unsecured senior subordinated notes in connection with the Merger. Merrill's expression of confidence is based on conditions similar to those contained in the Commitment Letter, including those described in the second preceding sentence."

ITEM 4.     PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended by adding the following after the fourth paragraph thereof:

          "In order to provide additional information with respect to the transactions described in the Proposal Letter, on April 2, 1999, the Purchaser and PPI provided the following letter to the Special Committee of the Board of the Directors of the Company:


April 2, 1999



Special Committee of the Board of Directors
Staff Leasing, Inc.
600 301 Boulevard West
Suite 202
Bradenton, Florida  34205


Attention:  George B. Beitzel
            Chairman


Dear Mr. Beitzel:

     Paribas Principal Partners ("PPP") by letter dated March 17, 1999 proposed to acquire Staff Leasing, Inc. (the "Company") through the merger of Transport Labor Contract/Leasing, Inc. (the "Purchaser") into the Company. At this time the Purchaser and PPP, through its affiliate Paribas Principal Inc., would like to offer to acquire all of the outstanding capital stock of the Company pursuant to the Merger described below, subject to customary conditions for a transaction of this type, including without limitation, the conditions described below. We would also like to take this opportunity to provide to the Special Committee and its advisors additional details of our offer.

     The Purchaser would enter into a merger agreement with the Company, pursuant to which holders of the common stock of the Company would receive $17.50 per share in cash for their shares in the Company. The Purchaser would merge (the "Merger") with and into the Company, with the Company as the surviving entity in the Merger. In connection with the Merger, certain strategic stockholders of the Company and their related parties would be given the opportunity to exchange their equity interests in the Company for equity interests in the surviving entity on a tax-free basis.

     Based on publicly available information, we believe the total purchase price for all outstanding common shares of the Company would be approximately $382 million based on 21.8 million shares outstanding as of March 10, 1999. We have also assumed that additional funds of approximately $30 million would be required to make certain payments to current stockholders for outstanding options and to cover transaction fees and expenses. The total amount of funds for the transactions described above would therefore be approximately $412 million and would be funded with a combination of debt and exchanged equity as described above and, under the circumstances described below, additional equity to be provided by PPP. The debt financing (the "Debt Financing") would consist of $250 million of bank debt and senior subordinated notes. Enclosed herewith is a commitment letter from Merrill Lynch Capital Corporation for $100 million of senior bank financing and a highly confident letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to $150 million of senior subordinated notes. Alternatively, if the Special Committee desires we have been informed by Merrill that they are also prepared to deliver a commitment for $185 million of senior bank financing and a bridge commitment for $65 million of unsecured senior subordinated interim debt. This second structure would, of course, allow the transaction to be consummated prior to the completion of a high yield offering. The existing equity interests of PPP and its affiliates in the Company and the Purchaser and the exchange by certain strategic stockholders of the Company of their equity interests in the Company for equity interests in the surviving entity would provide the equity for the transaction. In the event that additional cash were to be required to cash out strategic shareholders then, subject to the terms and conditions of this offer, PPP would provide additional cash equity.

     This offer is conditioned  upon the  negotiation  of mutually  satisfactory transaction documents, which would include a merger agreement between the Purchaser and the Company and stock option and voting agreements with all stockholders of the Company who are officers or directors of the Company and other large stockholders of the Company. The merger agreement would contain customary terms and conditions, including without limitation, representations and warranties, covenants, closing conditions, a no-shop provision and break-up and expense reimbursement provisions customary for a transaction of this type. This offer is also conditioned upon the nonapplicablity to the transactions contemplated hereby of any state takeover statutes, "poison pills" and any supermajority or similar charter provisions; receipt of the proceeds of the Debt Financing; the Company having unrestricted cash on hand of at least $56 million immediately prior to the Merger; satisfactory arrangements with existing management as to the terms of their continued employment; and other conditions to closing customary for a transaction of this type. Assuming satisfactory completion of our due diligence we would not expect the definitive transaction documents to contain any contingency relating to workers compensation arrangements. While we would clearly prefer to obtain recapitalization accounting treatment, we would consider not having it as a condition in the merger agreement.

     This offer is also subject to PPP and its advisors and financing sources being given full access to the Company, its officers, directors, employees, customers, insurance providers (and potential insurance providers), accountants and other relevant persons for the purpose of conducting due diligence and to PPP's satisfaction, in its sole discretion, with the results of such diligence. Because we are, and our financing source is, very familiar with the Company and the PEO industry generally, we believe that we both can complete our due diligence in an expeditious manner.

     PPP and its financial and legal advisors are prepared to meet with you and your advisors at your convenience to provide any additional information on this offer. PPP is very excited about this transaction. We believe this offer provides full value to your stockholders but we remain flexible with respect to all aspects of the offer. We look forward to having the opportunity to conduct our due diligence.

     This offer is open until 5:00 p.m. on April 9, 1999. Thereafter, we reserve the right to withdraw this offer at any time and for any reason.

                                Very truly yours,

PARIBAS PRINCIPAL INC.                              TRANPORT LABOR CONTRACT/
                                                    LEASING, INC.


By:   /s/ GARY A. BINNING                           By:   /s/ GARY A. BINNING
   -------------------------                           -------------------------
   Gary A. Binning                                     Gary A. Binning


cc:  Robert A. Kindler, Esq.
     James Katzman




     In connection with the approval by the Board of Directors of the Purchaser of the merger of the Purchaser with and into the Company, the Board authorized a Merger Committee consisting of Gary Binning to pursue the transactions described in the letter referred to above."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     "Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person. None of the Reporting Persons beneficially owns shares of any other class of capital stock of the Company.

                            Number of Shares       Number of Shares
                           Beneficially Owned     Beneficially Owned     Aggregate Number of       Percentage of
                          with Sole Voting and    with Shared Voting     Shares Beneficially   Class Beneficially
          Name            Dispositive Power<F1>  and Dispositive Power          Owned                Owned<F2>
Reporting Persons<F3>            2,746,891                       0             2,746,891                12.6%
PPI<F4>                          2,321,891                       0             2,321,891                10.2%
PNA<F5>                            425,000                       0               425,000                 1.9%
Paribas<F6>                              0                       0                     0                 0%


<F1>     Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options or pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

<F2>     The  percentages  of Common Stock  indicated in this table are based on the 21,819,767 shares of Common Stock outstanding as of March 10, 1999, as disclosed in the Company's most recent Form 10-K filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

<F3>     Includes (i)  1,323,521  shares of Common Stock owned of record by PPI,
         (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI, and (iii) 425,000 shares of Common Stock owned of record by PNA.

<F4>     Includes (i)  1,323,521  shares of Common Stock owned of record by PPI, and (ii) warrants to purchase 998,370 shares of Common Stock owned of record by PPI.

<F5>     Includes 425,000 shares of Common Stock owned of record by PNA. PNA may be considered the beneficial owner of the shares reported by PPI herein through its ownership of PPI. Such shares are not included in the table so as to avoid double counting.

<F6>     Paribas may be considered the beneficial  owner of the shares  reported by PPI and PNA herein through its ownership of PNA. Such shares are not included in the table so as to avoid double counting.

          To the best knowledge of Paribas, PPI and PNA, no executive officer or director of PPI or PNA beneficially own any securities of the Company except certain executive officers and directors of PNA and PPI beneficially own an aggregate of 154,951 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and warrants exercisable into 153,569 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and have sole voting and dispositive power with respect thereto. The Reporting Persons do not have any reason to believe that any executive officer or director of Paribas beneficially owns any securities of the Company although no actual inquiry of such persons has been made."

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed with this statement:

          5. Commitment Letter, dated April 2, 1999, from Merrill Lynch Capital Corporation to Leasing Acquisition, Inc.

          6.      Highly  Confident  Letter,  dated April 2, 1999,  from Merrill
                  Lynch,   Pierce,   Fenner  &  Smith  Incorporated  to  Leasing
                  Acquisition, Inc.

                                    SIGNATURE


          Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.


Dated:  April 7, 1999



                                                 PARIBAS



                                                 By:   /s/   Gary A. Binning
                                                    ----------------------------
                                                    Name:   Gary A. Binning
                                                    Title:  Managing Director



                                                 PARIBAS NORTH AMERICA, INC.



                                                 By:   /s/   John G. Martinez
                                                    ----------------------------
                                                    Name:   John G. Martinez
                                                    Title:  Financial Controller



                                                 PARIBAS PRINCIPAL INCORPORATED



                                                 By:   /s/   Gary A. Binning
                                                    ----------------------------
                                                    Name:   Gary A. Binning
                                                    Title:  Director